Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
May 19, 2009	NYSE: SLW

SILVERSTONE SHAREHOLDERS APPROVE PROPOSED ACQUISITION BY SILVER WHEATON

ACQUISITION ACCRETIVE ON ALL KEY METRICS AND SUBSTANTIALLY INCREASES ATTRIBUTABLE SILVER RESERVES AND RESOURCES

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton”) (TSX, NYSE:SLW) is pleased to announce that the shareholders of Silverstone Resources Corp. (“Silverstone”) (TSX-V: SST) have today approved the proposed arrangement whereby Silver Wheaton will acquire all of the issued and outstanding common shares of Silverstone at an exchange ratio of 0.185 common shares of Silver Wheaton for each common share of Silverstone (the “Arrangement”). Upon closing of the Arrangement, Silverstone will become a wholly owned subsidiary of Silver Wheaton.

“The acquisition of Silverstone is accretive on all key metrics, and results in a substantial increase in our attributable silver reserves and resources,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “In addition to solidifying Silver Wheaton’s status as the largest silver streaming company in the world, we continue to diversify our portfolio of silver stream agreements by adding immediate production from three low-cost, high-quality mines located in politically stable jurisdictions.”

The closing of the Arrangement remains subject to final court approval, which Silverstone intends to seek from the British Columbia Supreme Court on May 20, 2009. Subject to court approval being obtained and the other conditions to closing being satisfied or waived, the Arrangement is expected to be effective on May 21, 2009.

About Silverstone

Silverstone’s core assets consist of silver stream agreements with Capstone Mining Corp.’s (“Capstone”) Minto mine in Canada and its Cozamin mine in Mexico, as well as Lundin Mining Corporation’s (“Lundin Mining”) Neves-Corvo mine in Portugal.

Minto Mine

Capstone owns the high grade Minto copper-gold-silver mine in Yukon, Canada, which was built on budget and ahead of schedule in 2007. It is a low cost producer and one of the highest-grade open pit copper mines in the world. Since commencing production in 2007, the Minto mine has undergone two successful expansions, more than doubling production levels. With significant growth in resources since 2007, Capstone plans to complete a pre-feasibility study by the end of 2009 targeting an additional mill expansion of approximately 50%. The recent discovery of the Minto North deposit, located within close proximity of the current open pit mining operation, returned the highest copper-gold intercepts ever drilled and demonstrates the significant exploration upside on the Minto property. Minto is forecast to produce approximately 150,000 ounces of silver and 17,000 ounces of gold during the remainder of 2009.

Silverstone has the right to purchase all of the silver and gold production from the Minto mine for the lesser of US$3.90 per ounce of silver and US$300 per ounce of gold (subject to an annual 1% inflationary adjustment after 3 years) or the prevailing market price per ounce of silver or gold delivered. If production from the Minto mine exceeds 50,000 ounces of gold per year in the first two years of the agreement, or 30,000 ounces of gold per year thereafter, Silverstone is entitled to purchase 50% of the amount in excess of those thresholds.

Cozamin Mine

Capstone also owns the high grade, low-cost, underground Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. The mine has undergone two expansions since its commissioning in 2006, tripling production levels. Exploration success has led to significant resource increases over the last few years and excellent potential exists to continue this expansion. Cozamin is forecast to produce approximately 800,000 ounces of silver during the remainder of 2009.

Silverstone has the right to purchase 100% of the silver production from the Cozamin mine until 2017 for the lesser of US$4.00 per ounce of silver (subject to an annual 1% inflationary adjustment after 3 years) or the prevailing market price per ounce of silver delivered.

Neves-Corvo Mine

Lundin Mining owns the high grade underground Neves-Corvo copper-zinc-silver mine located in Portugal, which has been in continuous production since 1989. The Neves-Corvo mine currently has a throughput capacity of 2.7 million tonnes per annum, after Lundin Mining recently converted the smaller zinc circuit to handle additional mixed copper-zinc ores. Zinc production was suspended in the second quarter of 2008 due to the low zinc price; however the mine contains significant zinc-lead-silver reserves and resources that are planned to be mined when the price of zinc recovers. Neves-Corvo is forecast to produce approximately 240,000 ounces of silver during the remainder of 2009.

In addition, recent exploration has delineated the world-class Lombador and Lombador East zinc-lead-silver deposits immediately north of the existing Neves-Corvo deposits. Lundin Mining is currently advancing a feasibility study on the Lombador zones that contemplates a significant increase in mining and processing capacity.

Silverstone has the right to purchase 100% of the life of mine silver production from the entire Neves-Corvo minesite for the lesser of US$3.90 per ounce of silver (subject to an annual 1% inflationary adjustment after 3 years) or the prevailing market price per ounce of silver delivered.

Other Assets

Silverstone also owns other assets that offer further long-term growth potential.

Silverstone has a silver stream agreement with MTO Holdings’ zinc-lead-silver Aljustrel mine, located in Portugal, which is currently under care and maintenance until base metal prices improve.

Silverstone also holds a convertible debenture with Aquiline Resources, convertible into an agreement to purchase 12.5% of the life of mine silver production from a portion of the Navidad project in Argentina.

In addition, Silverstone holds a right of first refusal to purchase any silver or gold streams from Capstone’s high-grade Kutcho copper-zinc-silver-gold project in Canada, which is advancing towards production.

Revised 2009 and Five Year Silver Sales Forecast

Upon closing of the Arrangement, Silver Wheaton estimates to have 2009 sales of 16 to 18 million ounces of silver and 17,000 ounces of gold, for total sales of 17 to 19 million silver equivalent ounces. This represents an increase of approximately 2 million silver equivalent ounces versus previous guidance. Annual sales forecasts for 2013 are approximately 30 million ounces of silver and 20,000 ounces of gold, for a total of approximately 31 million silver equivalent ounces.

Updated Reserves and Resources

The acquisition of Silverstone will result in a substantial increase in Silver Wheaton’s attributable reserves and resources. Attributable proven and probable silver reserves will increase by over 38% or 164 million ounces to 594 million ounces, attributable measured and indicated silver resources will increase by 43% to 305.2 million ounces and attributable inferred silver resources will increase by 18% to 463 million ounces. A complete reserve and resource statement can be found in the appendix of this press release and will be posted on our website at www.silverwheaton.com upon closing of the Arrangement.

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Forecast 2009 sales are 16 to 18 million ounces of silver and 17,000 ounces of gold, for total sales of 17 to 19 million silver equivalent ounces, growing to approximately 30 million ounces of silver and 20,000 ounces of gold, for total sales of approximately 31 million silver equivalent ounces, by 2013.

Mr. Randy V.J. Smallwood, P.Eng., Silver Wheaton’s Executive Vice President of Corporate Development, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the information on mineral reserves and mineral resources disclosed in this news release.

Proven & Probable Reserves Attributable to Silver Wheaton (1,4,5,6,10,12)
As of December 31, 2008 unless otherwise noted (4)	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
SILVER
San Dimas	1.69	381.3	20.7	3.40	362.2	39.6	5.09	368.5	60.3
Los Filos(11)	28.10	4.4	4.0	42.16	3.3	4.5	70.26	3.7	8.4
San Martin	0.32	32.7	0.3	0.71	47.8	1.1	1.03	43.2	1.4
Peñasquito (25%)
Mill	140.30	33.9	152.9	111.93	25.2	90.5	252.23	30.0	243.4
Heap Leach	14.45	18.4	8.6	31.16	9.4	9.4	45.61	12.3	18.0
Yauliyacu(8)	0.77	138.7	3.5	1.28	174.4	7.2	2.06	161.0	10.7
Zinkgruvan
Zinc	8.76	112.0	31.6	2.00	56.0	3.6	10.76	101.6	35.2
Copper				2.90	28.0	2.6	2.90	28.0	2.6
Cozamin
Copper	0.98	100.0	3.1	1.92	81.0	5.0	2.89	87.4	8.1
Minto	7.91	6.9	1.8	0.80	5.61	0.1	8.71	6.8	1.9
Stratoni	1.90	193.3	11.8	0.31	190.0	1.9	2.22	192.8	13.7
Neves-Corvo
Copper	16.70	42.0	22.6	0.59	39.0	0.7	17.29	41.9	23.3
Zinc	52.50	58.0	97.9	3.37	53.0	5.7	55.87	57.7	103.6
Mineral Park(9)	315.88	2.9	29.0	81.33	2.4	6.4	397.21	2.8	35.4
La Negra (50%)	0.14	76.9	0.3	0.10	69.5	0.2	0.24	73.9	0.6
Aljustrel
Zinc				13.13	62.9	26.6	13.13	62.9	26.6
Copper				1.66	14.6	0.8	1.66	14.6	0.8
Total Silver			387.9			206.0			594.0
GOLD
Minto	7.91	0.67	0.17	0.80	0.47	0.01	8.71	0.65	0.18
Total Gold			0.17			0.01			0.18

Measured & Indicated Resources Attributable to Silver Wheaton (1,2,3,4,5,7,10,12,13,14)
As of December 31, 2008 unless otherwise noted (4)	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
SILVER
Los Filos(11)	0.20	5.1	0.03	7.38	4.8	1.1	7.58	4.8	1.2
Peñasquito (25%)
Mill	27.81	18.5	16.5	125.93	18.4	74.5	153.74	18.4	91.0
Heap Leach	1.44	4.1	0.2	7.60	5.0	1.2	9.04	4.9	1.4
Yauliyacu(8)	1.20	149.7	5.8	5.36	260.1	44.9	6.56	239.9	50.6
Zinkgruvan
Zinc	0.55	24.0	0.4	3.79	105.0	12.8	4.34	94.7	13.2
Copper	-	-	-	0.46	30.0	0.4	0.46	30.0	0.4
Cozamin(13)
Copper	0.81	64.3	1.7	4.24	53.5	7.3	5.06	55.2	9.0
Zinc				1.47	38.3	1.8	1.47	38.3	1.8
Minto(13)	3.10	3.9	0.4	6.76	2.8	0.6	9.87	3.2	1.0
Neves-Corvo(13)
Copper	7.29	69.3	16.2	0.55	63.3	1.1	7.84	68.9	17.4
Zinc	19.20	57.6	35.6	0.78	67.7	1.7	19.98	58.0	37.3
Mineral Park(9)	100.97	2.6	8.4	175.63	2.7	15.2	276.60	2.7	23.6
Campo Morado (75%)	0.37	257.9	3.1	4.97	173.4	27.7	5.33	179.2	30.7
La Negra (50%)	0.20	127.0	0.8	0.09	128.0	0.4	0.29	127.3	1.2
Aljustrel(13)
Zinc	5.53	50.5	9.0	7.77	56.0	14.0	13.30	53.7	23.0
Copper	0.94	24.1	0.7	3.68	13.3	1.6	4.62	15.5	2.3
Total Silver			98.8			206.4			305.2
GOLD
Minto(13)	3.10	0.44	0.04	6.76	0.27	0.06	9.87	0.32	0.10
Total Gold			0.04			0.06			0.10

Inferred Resources Attributable to Silver Wheaton (1,2,3,4,5,7,10,12,13)
As of December 31, 2008 unless otherwise noted (4)	INFERRED
	Tonnage	Grade	Contained
	Mt	g/t	M oz
SILVER
San Dimas	15.14	316.4	154.0
Los Filos(11)	6.02	8.1	1.6
San Martin	3.01	119.0	11.5
Peñasquito (25%)
Mill	176.40	17.0	96.2
Heap Leach	9.91	7.9	2.5
Yauliyacu(8)	11.41	207.9	76.3
Zinkgruvan
Zinc	4.20	68.0	9.2
Copper	0.55	42.0	0.7
Cozamin
Copper	1.10	52.5	1.9
Zinc	0.56	35.8	0.6
Minto	15.04	2.6	1.3
Stratoni	0.64	203.4	4.2
Neves-Corvo
Copper	6.82	45.0	9.9
Zinc	23.22	53.0	39.6
Mineral Park(9)	320.15	2.3	23.8
Campo Morado (75%)	1.38	174.5	7.7
La Negra (50%)	0.11	75.3	0.3
Keno Hill (25%)	0.13	1015.8	4.4
Aljustrel
Zinc	10.62	48.6	16.6
Copper	2.20	11.7	0.8
Total Silver			463.1
GOLD
Minto	15.04	0.25	0.12
Total Gold			0.12

Notes:

1.

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum, National Instrument 43-101, or the AusIMM JORC equivalent.

2.	All Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.
4.	Reserves and Resources are reported as of December 31, 2008, with the following conditions or exceptions:
	a.	Reserves and Resources for San Martin are reported as of December 31, 2006. Reserves and Resources are expected to be updated in Q2 2009.
	b.	Reserves for Cozamin are reported as of December 31, 2007 with 2008 production subtracted from the Proven category.
	c.	Gold is not analyzed at Minto’s on-site laboratory; therefore the stockpile (portion of the Proven Reserve) gold grade has been estimated.
	d.	Reserves and Resources for Stratoni are reported as of December 31, 2007.
	e.	Reserves and Resources for Mineral Park are reported as of December 29, 2006.
	f.	Resources for Campo Morado are reported as of February 29, 2008.
	g.	Resources for La Negra are reported as of February 15, 2008 for the Alacran deposit and March 14, 2008 for the Monica deposit.
	h.	Resources for Keno Hill are reported as of June 30, 2008.
	i.	Reserves and Resources for Aljustrel are reported as of December 31, 2007.
5.	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:
	a.	San Dimas, Los Filos – Reynaldo Rivera, MAusIMM (Chief Geologist), Goldcorp Mexico, the Mexican operating subsidiary of Goldcorp Inc.
	b.	San Martin – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.
	c.	Peñasquito - Bob Bryson, MMSA, (Vice President, Engineering), Goldcorp Inc.
	d.	Yauliyacu – Neil Burns, M.Sc., P.Geo., (Director, Geology), Samuel Mah, M.A.Sc., P.Eng., (Director, Engineering), both employees of Silver Wheaton Corp.
	e.	Zinkgruvan – Per Hedstrom, AusIMM (Senior Geologist) and Lars Malmstrom, AusIMM, (Chief Geologist), both employees of Zinkgruvan Mining AB
	f.	Cozamin – Robert Sim, P.Geo is responsible for the Mineral Resource estimation and Robert Barnes, P.Eng., (Vice-President Operations, Mexico) is responsible for the Mineral Reserve estimation.
g.

Minto –Ali Shahkar, P.Eng. and Susan Lomas, P.Geo (both of Lions Gate Geological Consulting Ltd) are responsible for the Mineral Resource estimation and Guy Lauzier, P.Eng., Capstone’s Manager of Mining, Minto Mine, is responsible for the Mineral Reserve estimation.

	h.	Stratoni - Patrick Forward, AusIMM (General Manager, Exploration), European Goldfields Ltd.
	i.	Neves-Corvo – Mark Owen M.Sc., MCSM, FGS, CGeol, EurGeol, (Principle Geologist), Owen Mihalop M.Sc., MCSM (Senior Mining Engineer), both employees of Wardell Armstrong International.
	j.	Mineral Park – Gary Simmerman, FAusIMM (Vice-President, Engineering and Mine Manager), Mercator Minerals Inc.
k.

Campo Morado – Stephen J. Godden, F.I.M.M.M., C.Eng. (Director) S. Godden & Associates Limited; P. Taggart, P.Eng. (Principal) P.Taggart & Associates Ltd.; David Gaunt, P.Geo. and Qingping Deng, Ph.D., C.P.Geol. (Vice President of US Operations and Global Director of Ore Reserves and Mining Planning) Behre Dolbear & Company (USA), Inc.

l.

La Negra – Thomas C. Stubens, M.A.Sc., P.Eng. (Senior Geologist) Wardrop Engineering Inc., Barnard Foo, M.Eng., P.Eng. (Senior Mine Engineer) Wardrop Engineering Inc. and Ronald G. Simpson, P.Geo. (President), GeoSIM.

m.

Keno Hill - G. David Keller, P.Geo. (Principal Resource Geologist) SRK Consulting (Canada) Inc.; Gordon Doerksen, P.Eng. (Principal Consultant - Mining) SRK Consulting (Canada) Inc.; Josef Sedlacek, P.Eng. (Principal Consultant) SRK Consulting (Canada) Inc., Hassan Ghaffari, P.Eng. (Manager of Metallurgy) Wardrop Engineering Inc. and Diane Lister, P.Eng., (Consulting Environmental Engineer and Principal) Altura Envinronmental Consulting.

n.

Aljustrel – Neil Burns, M.Sc., P.Geo., (Currently Director of Geology), Silver Wheaton Corp., Guy Lauzier P.Eng., (Currently Manager of Mining, Minto Mine), Capstone Mining Corp., Bob Carmichael, P.Eng. (Group Manager, Resource Exploration), Lundin Mining Ltd. Lundin Mining conducted a drill program on the Feitais orebody in 2008 which was not included in the December 31, 2007 resource and reserve estimates. However, it is not expected that this drilling would materially affect the 2007 estimates.

	o.	Overall Corporate Review – Neil Burns, M.Sc., P.Geo., for Resources (Director of Geology), Samuel Mah, M.A.Sc., P.Eng. for Reserves (Director of Engineering), both employees of Silver Wheaton Corp.
6.	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $12 per ounce of silver unless otherwise noted below:
	a.	San Martin Reserves – US$7.00 per ounce
	b.	Yauliyacu Reserves – US$10.00 per ounce
	c.	Cozamin – US$8.50 per ounce
	d.	Minto – 0.62% copper cut-off, silver and gold were not included
	e.	Neves-Corvo – 1.6% copper cut-off for the copper reserve and 4.6% zinc cut-off for the zinc reserve, silver was not included
f.

Mineral Park Reserves - 0.237% Cu equivalent cut-off grade (hypogene), 0.283% Cu equivalent cut- off grade (supergene). Copper equivalent considers only copper and molybdenum values (silver was not included).

	g.	Aljustrel – 1.5% copper cut-off for all copper reserves and the zinc cut-offs were 4.5%, 4.0% and 4.0% respectively for the Feitais, Moinho and Estação zinc reserves, silver was not included
7.	Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $14 per ounce of silver, unless otherwise noted below:
	a.	San Martin Resources – US$8.00 per ounce
	b.	The San Pedrito project Resources at San Martin– US$5.50 per ounce
	c.	Zinkgruvan Resources – US$10.00 per ounce
	d.	Cozamin Resources – 1.15% copper cut-off for San Roberto Area and 3.0% zinc cut-off for San Rafael Area, silver was not included
	e.	Minto Resources – 0.5% copper cut-off, silver and gold were not included
	f.	Stratoni Resources – US$12.00 per ounce
	g.	Neves-Corvo – 1.0% copper cut-off for copper resource and 3.0% zinc cut-off for the zinc resource, silver was not included
	h.	Mineral Park Resources - 0.225% Cu Equivalent cut-off grade. Copper equivalent considers only copper and molybdenum values (silver was not included)
	i.	Campo Morado (G9) Resources - 5.0% zinc only cut-off grade, silver was not included
	j.	La Negra (Alacran) Resources - US$12.00 per ounce
	k.	La Negra (Monica) Resources - US$13.50 per ounce
	l.	Keno Hill Resources – US$8.00 per ounce
	m.	Aljustrel - 1.5% copper cut-off for all copper resources and the zinc cut-offs were 4.5%, 4.0% and 4.0% respectively for the Feitais, Moinho and Estação zinc resources, silver was not included
8.

Silver Wheaton’s purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up the shortfall.

9.	The Mineral Park reserves and resources do not include the SX/EW leach material since this process does not recover silver.
10.	The Company considers the San Dimas, Yauliyacu and Peñasquito operations to be Material Assets, and has filed a technical report for each asset on SEDAR.
11.	Los Filos reserves and resources are reported without the Bermejal deposit, as Bermejal is not subject to the silver sales agreement.
12.

Silver is produced as a by-product metal at all operations; therefore, the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

13.

The Mineral Resources reported in this table are exclusive of Mineral Reserves. A number of the mines report Mineral Resources inclusive of Mineral Reserves, and their respective QPs listed in footnote 5 are responsible for the inclusive Mineral Resource estimates only. Silver Wheaton’s corporate QPs have made the exclusive Mineral Resource estimates based on average mine recoveries and dilution.

14.

The Company has a convertible debenture with Aquiline Resources Inc. whereby the Company has the right to purchase 12.5% of the life of mine payable silver from the Loma de la Plata zone, one of seven zones comprising the Navidad project. As disclosed in Aquiline’s April 16, 2009, press release, the Loma de la Plata zone currently contains 158 million ounces of silver in the Indicated category and 3 million ounces in Inferred.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2008 available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
Readers should refer to the Annual Information Form of Silver Wheaton for the year ended December 31, 2008 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2009 available on SEDAR at www.sedar.com, for further information on Mineral Reserves and Resources, which is subject to the qualifications and notes set forth therein as well as for additional information relating to the Company more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

For further information, please contact:

Brad Kopp
Director, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com